Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 T 202.778.6400 F 202.778.6460
schiffhardin.com Ralph V. De Martino (202) 724.6848 rdemartino@schiffhardin.com

March 19, 2021

CONFIDENTIAL SUBMISSION

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Confidential Submission of Draft Registration Statement on Form S-4 for Good Works Acquisition Corp.

Ladies and Gentlemen:

On behalf of our client Good Works Acquisition Corp., a Delaware corporation and a special purpose acquisition company (“Good Works”), we hereby are submitting via EDGAR a draft proxy/registration statement on Form S-4 (the “Draft Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) for confidential non-public review, prior to the public filing of the proxy/registration statement on Form S-4 (together with any amendments thereto, the “Registration Statement”).

Good Works is an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934.

On behalf of our client Good Works, we confirm to you that the Company undertakes to publicly file the Draft Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

Attached hereto as Annex A, we respectfully submit a short statement providing the background for, and the outline of, the financial statements that Good Works is presenting in the Registration Statement.

Division of Corporation Finance

March 19, 2021

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at 202-724-6848 or on my mobile at 202-415-8300.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino
Schiff Hardin LLP

Enclosure

cc:	Cary Grossman, Good Works Acquisition Corp.
J. David Stewart, Latham & Watkins LLP
Ryan Maierson, Latham & Watkins LLP

Division of Corporation Finance

March 19, 2021

Annex A

Background

On March 4, 2021, Good Works entered into an agreement and plan of merger with, among others, Cipher Mining Technologies Inc., a Delaware corporation (“Cipher” or the “Target”) to effect the planned business combination with Cipher (the “Business Combination”). The Registration Statement has been prepared for (i) GWAC’s shareholders to consider and vote upon the proposals to approve the Business Combination and (ii) register certain Good Works’ shares and warrants in connection with the Business Combination.

Good Works

Good Works is a blank check company incorporated on June 24, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “business combination”). Good Works consummated its initial public offering on October 22, 2020 and until present has only been engaged in locating suitable targets for and negotiating and commencing preparations in respect of its business combination.

Target

The Target is a Delaware corporation and “greenfield” emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States. Specifically, Cipher plans to develop and grow a cryptocurrency mining business, specializing in Bitcoin. Its key mission is to become the leading Bitcoin mining company in the United States.

In the period from January 7, 2021 (inception) to the date of the Registration Statement, the Target has neither engaged in any operations nor generated any revenues. Its only activities since inception have been organizational activities and those necessary to prepare for this Business Combination.

Presentation of the Financials in the Draft Registration Statement

In light of the facts set out above, Good Works is including in the Draft Registration Statement:

i.

the audited financial statements of Good Works as of and for the period from June 24, 2020 (its inception) until December 31, 2020, prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”);

ii.

the audited financial statements of Cipher as of and for the period from January 7, 2021 (its inception) until January 31, 2021, prepared in accordance with U.S. GAAP and audited in accordance with the standards of the PCAOB; and

Division of Corporation Finance

March 19, 2021

iii.	the unaudited pro forma condensed combined financial information of Good Works and Cipher, which consists of

1.

the unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of GWAC as of December 31, 2020 and the historical balance sheet of Cipher as of January 31, 2021, on a pro forma basis as if the Business Combination and related transactions had been consummated on December 31, 2020; and

2.

the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, combine the historical statement of operations of GWAC for the period from June 24, 2020 (inception) through December 31, 2020 and the historical statement of operations of Cipher for the period from January 7, 2021 (inception) through January 31, 2021 on a pro forma basis as if the Business Combination and other related events had been consummated on June 24, 2020, the beginning of the earliest period presented.